om LIMITED

[redacted]ovations Limited
s Creek Q 4127
Q 4114
: +61 7 3209 4765
www.omiltd.com

Monday 11th July 2005

US Securities and Exchange Commission
Attn. Filing Desk
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

Re: Items lodged with the Australian Stock Exchange

Please find enclosed the following documents that have recently been lodged with the Australian Stock Exchange.

ITEM	DATE LODGED	DESCRIPTION
1	4th July 2005	Market Update
2	7th July 2005	Change of Directors Interest Notice
3	8th July 2005	Change of Directors Interest Notice

Should you require any additional information, please do not hesitate to contact me.

Yours faithfully,

Jane Onley
Commercial Manager

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

LIMITED

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

4 July 2005

The Announcements Officer
Australian Stock Exchange Limited
Sydney NSW

Dear Sir

CONTINUOUS DISCLOSURE - MARKET UPDATE

The last update to shareholders was made on 3 May 2005.

I am pleased to report that substantial progress has been achieved on both the syringe manufacture and the scalpel redesign since the last report

The forecast full year loss is unchanged at $4.36 million.

The current status of each product is: -

1. **Scalpel**

   Agreement has been reached with our USA distributor, ASR Industrial Medical Group (ASR), on the redesign of the scalpel and the disposal of existing inventories. We have agreed to share the cost of reworking or disposing of the existing inventory and this will not affect the full year loss which, as stated earlier, remains unchanged. A trial order for the new scalpel design has been received from ASR and this is currently being produced in China. Once this trial is completed we expect scalpel orders to increase substantially in the next financial year. **It is important to note that this redesign has been made at the request of ASR to meet the specific requirements of their blades - the OMI branded product will still be manufactured in accordance with the original OMI design.**

We continue to work with our potential Asian distributor. Samples have been purchased by the distributor for market testing and registration of the product in Thailand has been completed. Registration is not required in other Countries due largely to our TGA approval in Australia.

2. **Syringe**

As stated earlier, substantial progress has been made on the manufacture of all sizes of the syringe since the last report. Mr. Kiehne and Mr. Rea recently returned from a trip to China with excellent machine made, but manually assembled, samples of all four syringe sizes i.e. 1mm, 3mm, 5mm and 10mm. This was followed by a shipment of approximately 500 mixed samples in mid June. Some of these samples have been given to our Australia distributor with the balance used for quality testing in OMI's laboratory.

We are presently working with our manufacturer to establish a "going forward" manufacturing strategy. This strategy is, of necessity, driven by the current readiness of our manufacturers new production facilities which will see the 1mm automated assembly line completed first; followed by the other three lines at approximately one month (for each size) intervals. The plan that is likely to be followed is: -

- 30 August 2005 - 70,000 1mm syringes produced in a saleable condition i.e. sterile and packed. These syringes will not be sold but will be used for clinical evaluation in Australia and overseas.
- 30 September 2005 - 1,000 each of the 3mm, 5mm and 10mm syringes, machine made but manually assembled and in a saleable condition. These syringes will also be used for clinical evaluation.
- 31 October 2005 - 30,000 of each 3mm, 5mm and 10mm manufactured on automated production lines. These will be primarily used for trials by our Australian distributor but some may be sold.

This is a promising development for OMI but I stress to shareholders that this is management's, and the Directors, best estimate at this time based on the quality of the samples already received and tested; the progress viewed by Mr. Rea and Mr. Kiehne during their recent trip and the assurances of our Chinese manufacturer. It is our belief that further testing is still required before we can be absolutely confident that our manufacturer can reliably achieve high volume quality manufacture.

The Directors have requested management to obtain further patent lawyer opinions on the OMI's syringe patent in the USA in readiness for evaluation trials in that market. Whilst we expect to send some of the 1mm samples to the USA in early September we will not contemplate entry into that market until reliable high volume manufacture is achieved.

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

Work continues on the other two manufacturing initiatives detailed in previous market reports, as management and the Directors see these as a "safeguard" strategy should problems arise when our Chinese manufacturer moves to high volume production.

3. **The Valve.**

Mr. Bruce Kiehne and Mr. Paul Rea met with two prospective North American manufacturers/distributors in the USA in late May. Discussions are continuing with one of these parties. On their recent China trip, Mr. Kiehne and Mr. Rea visited a manufacturing facility used by this prospect for the manufacture of medical products sold into the USA. Details of patents, patent opinions etc have been forwarded to the USA for evaluation and we expect to further advance discussions in August 2005.

The financial report for the year ended 30 June 2005 must be lodged with the ASX prior to 30 August 2005. It is anticipated that OMI will lodge the full year accounts on, or about, 18 August. This full year report will effectively be the next market update with the following one due at the end of October 2005.

Ian Fraser
Chairman

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**OCCUPATIONAL & MEDICAL INNOVATION LIMITED**
ABN	**11 091 192 871**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**ALISTAIR ANGUS CRAY**
Date of last notice	**23 MAY 2005**

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Refer attached
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Refer attached
Date of change	5 July 2005
No. of securities held prior to change	Refer attached
Class	Refer attached
Number acquired	Refer attached
Number disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Refer attached
No. of securities held after change	Refer attached

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
Date of change	Not applicable
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable
Interest acquired	Not applicable
Interest disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable
Interest after change	Not applicable

D C Mackenzie
Company Secretary
Occupational & Medical Innovation Limited
7 July 2005

+ See chapter 19 for defined terms.

ATTACHMENT TO APPENDIX 3Y FOR ALISTAIR CRAY

Class of shares	**Ordinary**
Number of securities held prior to change	
Allcare Investments Pty Ltd (as trustee for the Cray Discretionary Trust)	57,509
Julii Pty Ltd (as Trustee for the Hedy Family Trust)	33,195
Leonard Snowden Cray (Father)	338,756
Number acquired	
Allcare Investments Pty Ltd (as trustee for the Cray Discretionary Trust)	30,000
Julii Pty Ltd (as Trustee for the Hedy Family Trust)	26,139
Leonard Snowden Cray (Father)	-
Number of securities held after change	
Allcare Investments Pty Ltd (as trustee for the Cray Discretionary Trust)	87,509
Julii Pty Ltd (as Trustee for the Hedy Family Trust)	59,334
Leonard Snowden Cray (Father)	338,756
Value of purchases	**$**
Allcare Investments Pty Ltd (as trustee for the Cray Discretionary Trust)	15,099
Julii Pty Ltd (as Trustee for the Hedy Family Trust)	11,528

All holdings are indirect – nature of interest noted against each holding

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
ABN	11 091 192 871

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**IAN LESLIE FRASER**
Date of last notice	**23 NOVEMBER 2004**

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held by wife, Mrs D L Fraser
Date of change	6 July 2005
No. of securities held prior to change	2,000
Class	Ordinary shares
Number acquired	8,000
Number disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Value $4,232
No. of securities held after change	10,000

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
Date of change	Not applicable
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable
Interest acquired	Not applicable
Interest disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable
Interest after change	Not applicable

D C Mackenzie
Company Secretary
Occupational & Medical Innovation Limited
8 July 2005

+ See chapter 19 for defined terms.